UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): February 18, 2009
OCEANAUT, INC.
(Exact name of registrant as specified in its charter)
The Republic of the Marshall Islands
(State or Other Jurisdiction of Incorporation

17TH Km National Road Athens-Lamia & Finikos Street
145 64 Nea Kifisia
Athens, Greece
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑ Form 20-F              ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

Other Events
     Attached as Exhibit 99.1 is a copy of a press release issued by Oceanaut, Inc. (the “Company”), dated February 18, 2009, announcing that the board of directors of the Company has determined that the Company will not consummate a business combination by the March 6, 2009 deadline provided for in its charter, and that it is advisable that the Company be dissolved. As a result, Oceanaut intends to convene a special meeting of its shareholders on March 16, 2009 to vote on a plan of liquidation and dissolution of the Company. The record date for the special meeting is February 27, 2009.

Financial Statements and Exhibits

Exhibit
Number	Description of Exhibit

99.1	Press Release issued on February 18, 2009

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANAUT, INC.
Date: February 19, 2009	By:	/s/ Gabriel Panayotides
Gabriel Panayotides, President and
Chief Executive Officer